CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

November 8, 2005

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 0409
Washington, D.C. 20549
Attn:	Ms. Karen J. Garnett
Mr. Matthew Maulbeck
Mr. Steven Jacobs
Mr. David Roberts

Re:	Birch Branch, Inc.
Registration Statement on Form SB-2, Amendment No. 2
Filed November 7, 2005
File No. 333-126654

Ladies and Gentlemen:

          On behalf of Birch Branch Inc., a Colorado corporation ("Birch Branch"), filed herewith is Amendment No. 2 ("Amendment No. 2") to the Registration Statement (Securities and Exchange Commission file number 333-126654) filed by Birch Branch on July 15, 2005 (the "Registration Statement"). This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") addressed to Mr. Michael Schumacher, President of Birch Branch, and transmitted to the undersigned on November 2, 2005, regarding the Registration Statement. The enclosed Amendment No. 2 has been marked to show changes from Amendment No. 1 to the Registration Statement.

          Birch Branch's responses to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter of November 2, 2005. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the blacklined version of Amendment No. 2. The responses provided herein are based on discussions with, and information furnished by, Birch Branch, Inc. and their respective advisors.

General

Comment 1: Revised as suggested. See page 13.

Comment 2: Revised as suggested. See page 18.

Comment 3: Revised as suggested. See page 18.

Comment 4: Revised as suggested. See page 20.

Comment 5: Revised as suggested. See page F-8.

Comment 6: Revised as suggested. See page 26.

Comment 7: Revised as suggested. See Exhibit 5.0.
Sincerely,
/s/ Clifford L. Neuman
Clifford L. Neuman

cc:    Michael Schumacher